Exhibit 99.1

Silvercorp Metals Inc.

Re: Amended NI 43-101 Technical Report and Updated Mineral Resource Estimate for the Tulkubash and Kyzyltash Chaarat Gold Project, Republic of Kyrgyzstan dated June 24, 2026

The Company has filed an amended Mineral Resource Estimate for the Tulkubash and Kyzyltash Chaarat Gold Projects in the Republic of Kyrgyzstan (the “Amended Chaarat Technical Report”) replacing the previous version filed on SEDAR+ on March 6, 2026 titled “NI 43-101 Technical Report and Updated Mineral Resource Estimate for the Tulkubash And Kyzyltash Chaarat Gold Project Republic Of Kyrgyzstan” prepared by the Company’s Technical Services department. The Amended Chaarat Technical Report was filed to correct a typographical error in “Table 1.3 Kyzyltash Mineral Resource Estimate” and in “Table 14.11 Kyzyltash Mineral Resource Statement”, in which the silver (Ag) grade information was listed under the gold (Au) grade information and the Ag grade contained incorrect data.

The Amended Chaarat Technical Report did not change the mineral resource estimates, conclusions, or recommendations from the original, and the Company updated the technical report to ensure full compliance with NI 43-101. The Amended Chaarat Technical Report remains effective October 15, 2025.